QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 14, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DG FastChannel, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3140772 (I.R.S. Employer Identification No.)
750 West John Carpenter Freeway, Suite 700 Irving, Texas 75039 (972) 581-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David R. Earhart Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201 (214) 999-4645

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.001 par value per share	4,500,000	$21.11(1)	$94,995,000	$5,300.72

Preferred Stock, $.001 par value per share	N/A(2)	N/A(2)	$25,000,000(3)	$1,395.00

(1)
Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low price paid per share of Common Stock, as reported on the Nasdaq Stock Market, Inc. on October 8, 2009, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2)
Not applicable pursuant to General Instruction II(D) to Form S-3 under the Securities Act of 1933, as amended.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. In no event will the aggregate offering price for the preferred stock sold by the registrant from time to time pursuant to this registration statement exceed such amount.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 14, 2009

PROSPECTUS

DG FastChannel, Inc.

750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000

4,500,000 Shares of Common Stock

               Preferred Stock

        We may sell from time to time up to 4,500,000 shares of common stock and up to $25,000,000 of shares of preferred stock offered by this prospectus. We will describe the specific terms and amounts of the common stock and preferred stock offered in a prospectus supplement that will accompany this prospectus. You should read both the prospectus supplement and this prospectus carefully before you invest in our common stock or preferred stock.

        Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." On October 13, 2009 the closing price for the common stock as reported on Nasdaq was $21.52 per share.

        Investing in our securities involves risks that are described in the section entitled "Risk Factors" beginning on page 7 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October     , 2009

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common and preferred stock. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under "Where You Can Find More Information" and "Documents Incorporated by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

        Unless the context otherwise requires, the terms "DG FastChannel," "we," "our," "us," and the "Company" refer to DG FastChannel, Inc., a Delaware corporation.

 TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	7
RISK FACTORS	7
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	23
USE OF PROCEEDS	23
PLAN OF DISTRIBUTION	23
DESCRIPTION OF SECURITIES TO BE REGISTERED	25
EXPERTS	25
LEGAL MATTERS	25
WHERE YOU CAN FIND MORE INFORMATION	25
DOCUMENTS INCORPORATED BY REFERENCE	27

 PROSPECTUS SUMMARY

        This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

The Company

        DG FastChannel, Inc. (the "Company" or "DGF") is a leading provider of digital technology services that enable the electronic delivery of advertisements, syndicated programs, and video news releases to traditional broadcasters, online publishers and other media outlets. We operate three nationwide digital networks out of our Network Operation Centers, located in Irving, Texas ("Irving NOC"), Atlanta, Georgia ("Atlanta NOC") and New Jersey ("New Jersey NOC") which link more than 5,000 advertisers, advertising agencies and content owners with more than 21,000 radio, television, cable, network and print publishing destinations and over 5,000 online publishers electronically throughout the United States, Canada, and Europe. Through our NOCs, we deliver video, audio, image and data content that comprise transactions among advertisers, content owners, and various media outlets, including those in the broadcast industries. We offer a variety of other ancillary products that serve the advertising industry.

        For the year ended December 31, 2008, we provided delivery services for 22 of the top 25 advertisers, as ranked by Ad Age. The majority of our revenue is derived from multiple services relating to electronic delivery of video and audio advertising content. Our primary source of revenue is the delivery of television and radio advertisements, or spots, which is typically performed digitally but sometimes physically. We offer a digital alternative to dub and ship delivery of spot advertising. We generally bill our services on a per transaction basis.

        Our services include online creative research, media production and duplication, distribution, management of existing advertisements and broadcast verification. This suite of innovative services addresses the needs of our customers at multiple stages along the value chain of advertisement creation and delivery in a cost-effective manner and helps simplify the overall process of content delivery. Information regarding the Company's business segments is presented in the Consolidated Financial Statements incorporated by reference herein.

        The Company was organized in 1991 and is incorporated in Delaware. Over the past five fiscal years, we have completed several strategic transactions including the following:

  •
  On June 1, 2004, we acquired substantially all the broadcast distribution assets and certain liabilities from privately-held Applied Graphics Technologies, Inc. ("AGT") for $15.0 million in cash. AGT distributed advertising content to radio and television stations utilizing conventional and electronic duplication technologies. The acquisition increased the Company's customer base and resulted in operating synergies.

  •
  On August 31, 2004, we acquired substantially all the assets and certain liabilities of privately-held SourceEcreative, Inc. ("SourceEcreative") for $3.8 million in cash. Our SourceEcreative division offers a complete online resource and searchable database of over 350,000 television commercials, both on a subscription and per-transaction basis. The acquisition expanded the Company's media asset management services to advertising agencies.

  •
  On April 15, 2005, we acquired substantially all the assets and assumed certain liabilities of privately-held Media DVX, Inc. ("MDX") for $10.0 million (excluding transaction costs) consisting of (i) $1.5 million in cash, (ii) a $6.5 promissory note, and (iii) 155,039 shares of the Company's common stock valued at $2.0 million. MDX distributed advertising content to radio and television stations utilizing conventional and electronic duplication technologies. The acquisition increased the Company's customer base and resulted in operating synergies.

  •
  On May 31, 2006, we completed a tax-free merger transaction with privately-held FastChannel Network, Inc. ("FastChannel") whereby FastChannel became a wholly-owned subsidiary of the Company. The $28.8 million purchase price consisted of (i) approximately 5.2 million shares of the Company's common stock valued at $27.4 million, and (ii) approximately $1.4 million of transaction costs. Similar to the Company, FastChannel operated a digital distribution network serving the advertising and broadcast industries. The merger with FastChannel expanded the Company's "footprint" (i.e., electronic network), increased our customer base, and resulted in operating synergies.

  •
  On June 4, 2007 we acquired privately-held Pathfire, Inc. ("Pathfire") for $29.3 million in cash (net of cash acquired). Pathfire distributes third-party long-form content, such as news and syndicated programming, through a proprietary server-based network via satellite and Internet channels. The acquisition increased the Company's customer base and resulted in operating synergies.

  •
  In December 2006 and early 2007, we acquired an approximate 16% interest in Point.360. On August 13, 2007, we completed the purchase of all of the issued and outstanding shares of common stock of Point.360 that we did not already own (approximately 84%) in exchange for 2.0 million shares of our common stock. Immediately prior to the exchange, Point.360 spun off its post-production operations to its shareholders (other than the Company), such that on the closing date, Point.360 consisted solely of an advertising services operation.

  •
  On August 31, 2007, we acquired substantially all the assets of privately-held GTN, Inc. ("GTN") for $11.5 million in cash (including transaction costs). GTN provided media services in Detroit, Michigan and was focused on the automotive advertising market. GTN also had post-production operations that the Company sold immediately following the closing of the acquisition for $3.0 million in cash. The acquisition increased the Company's customer base and resulted in operating synergies.

  •
  On March 13, 2008, we amended and restated our $85 million Credit Agreement with a new six-year, $145 million senior credit facility (the "New Credit Facility") with our existing and two additional lenders.

  •
  On June 5, 2008, we completed the acquisition of substantially all of the assets and certain liabilities of the Vyvx advertising services business ("Vyvx"), including its distribution, post-production and related operations, from Level 3 Communications, Inc. ("Level 3") for approximately $135.4 million in cash (including transaction costs). Vyvx operated an advertising services and distribution business similar to the Company's video and audio content distribution business. The purpose of the acquisition was to expand the Company's customer base and operations.

  •
  In May 2007 we acquired 10.8 million shares, or 13% of the then outstanding shares, of Enliven Marketing Technologies, Inc.'s ("Enliven") common stock. On October 2, 2008, we completed a merger with Enliven. Pursuant to the merger agreement, as amended, we exchanged 0.033 of a share of our common stock for each of the approximately 88 million shares of Enliven common stock outstanding and not previously held by us. In the aggregate, we issued approximately 2.9 million shares of our common stock in the exchange valuing the newly acquired Enliven equity at approximately $66 million. In addition, we assumed $5 million of Enliven's debt. The purpose of the acquisition was to extend our customer base and expand our service offerings.

(in thousands, except per share amounts)

	For the six months ended		For the years ended December 31,
	June 30, 2009	June 30, 2008	2008	2007	2006	2005	2004
	(unaudited)
Income (loss) from continuing operations	$5,180	$7,315	$15,079	$10,870	$379	$(1,973)	$10,037
Net income (loss)	$5,180	$7,315	$15,079	$10,413	$(649)	$(1,090)	$3,204
Income (loss) per common share from continuing operations
Basic	$0.24	$0.41	$0.81	$0.65	$0.04	$(0.27)	$1.38
Diluted	$0.23	$0.40	$0.79	$0.64	$0.04	$(0.27)	$1.37
Net income (loss) per common share
Basic	$0.24	$0.41	$0.81	$0.63	$(0.06)	$(0.15)	$0.44
Diluted	$0.23	$0.40	$0.79	$0.61	$(0.06)	$(0.15)	$0.44
Weighted average common shares outstanding
Basic	21,238	17,913	18,642	16,631	10,568	7,378	7,277
Diluted	21,682	18,410	19,073	17,096	10,568	7,378	7,330

        Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and our telephone number at that address is (972) 581-2000.

The Securities We May Offer

        Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the offering. The following is a summary of the securities we may offer with this prospectus.

Common Stock

        We may offer shares of our common stock, par value $0.001 per share. In this prospectus, we provide a general description of, among other things, our dividend policy and certain results of operations of the Company.

Preferred Stock

        We may offer shares of our preferred stock, par value $0.001 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of shares of preferred stock being offered.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled "Risk Factors" in this prospectus, and in the section entitled "Risk Factors" in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

        In evaluating an investment in our Company, the following risk factors should be considered.

The media distribution products and services industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to maintain profitability.

        To date, our design and marketing efforts for our products and services have involved the identification and characterization of the broadcast market segments within the media distribution products and services industry that will be the most receptive to our products and services. We may not have correctly identified and characterized such markets and our planned products and services may not address the needs of those markets. Furthermore, our current technologies may not be suitable for specific applications within a particular market and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary.

        While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the market for these new products and services will grow, if at all. Even if the market does grow, it will be necessary to quickly conform our products and services to customer needs and emerging industry standards in order to be a successful participant in those markets, such as the market for HD spots. If the market fails to grow, or grows more slowly than anticipated, it will be difficult for any market participant to succeed and it will be increasingly difficult for us to maintain profitability.

        To sustain profitability and growth, we must expand our product and service offerings beyond the broadcast markets to include additional market segments within the media distribution products and services industry. Potential new applications for our existing products in new markets include distance learning and training, finance and retail. While our products and services could be among the first commercial products that may be able to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services, our products and services may not be accepted by that market. In addition, it is possible that:

  •
  the convergence of several industry segments may not continue;

  •
  the markets may not develop as a result of such convergence; or

  •
  if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect to launch new products and product enhancements.

        Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for our products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our future growth could be jeopardized. Broad adoption of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

The industry is in a state of rapid technological change and we may not be able to keep up with that pace.

        The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to enhance existing products and services, develop and introduce new products and services that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers, including the need for HD spots. We may not succeed in developing and marketing product enhancements or new products and services that respond to technological change or emerging industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. Our products and services may not adequately meet the requirements of the marketplace and achieve market acceptance. If we cannot, for technological or other reasons, develop and introduce products and services in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if we have pre-announced the product and service releases, our business, financial condition, results of operations and cash flows will be harmed.

The marketing and sale of our products and services involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

        Due to the complexity and substantial cost associated with providing integrated product and services to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products and services to our potential customers typically involves a significant technical evaluation. In addition, there are frequently delays associated with educating customers as to the productive applications of our products and services, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products and services with these customers. Because of the lengthy sales cycle and the large size of our potential customers' average orders, if revenues projected from a specific potential customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be harmed. Revenues will also vary significantly as a result of the timing of product and service purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

        Because expense levels such as personnel and facilities costs are based, in part, on expectations of future revenue levels, if revenue levels are below expectations, our business, financial condition, results of operations and cash flows will be harmed.

We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy in or related to the industries we serve.

        Our revenues are generated primarily from providing online campaign management solutions and services to advertising agencies and advertisers across digital media channels and a variety of formats. Demand for these services tends to be tied to economic cycles, reflecting overall economic conditions as well as budgeting and buying patterns. For example, in 1999, advertisers spent heavily on Internet advertising, which was followed by a downturn in advertising spending on the Internet in 2002. In addition, during a period of economic weakness in 2001, advertising spending online decreased at a faster rate than overall ad spending, although we believe this was because many of the companies advertising online were Internet companies experiencing significant financial distress. Following the recent negative developments in the world economy, several agency and analyst organizations now predict that the growth in online advertising will be slower than previously expected. We cannot assure you that advertising budgets and expenditures by advertising agencies and advertisers will not decline in any given period or that advertising spending will not be diverted to more traditional media or other online marketing products and services, which would lead to a decline in the demand for our campaign management solutions and services. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective customers' spending priorities. As a result, our revenues may not increase or may decline significantly in any given period.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

        Historically, the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. In addition, product and service revenues are influenced by political advertising, which generally occurs every two years. Nevertheless, in any single period, product and service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In addition, we have historically operated with little or no backlog. The absence of backlog and fluctuations in revenues and costs due to seasonality increases the difficulty of predicting our operating results.

The markets in which we operate are highly competitive, and competition may increase further as new participants enter the market and more established companies with greater resources seek to expand their market share.

        Competition within the markets for media distribution is intense. Numerous companies already distribute video and other content to a variety of destinations. Companies such as Google TV Ads, Comcast ADN and TelAmerica deliver television advertising spots to satellite TV systems and/or cable head ends. Recently, Microsoft, Google, AOL, and other large media companies have acquired or developed software platforms and technologies to participate in the media distribution marketplace. At the same time, many companies, including Akamai, Limelight Networks, Eyeblaster, and Eyewonder are implementing technologies to distribute video to the established traditional channels and new media outlets. Numerous companies are offering technologies to facilitate the distribution of video through a variety of means.

        We face formidable competition in every aspect of our business from other companies that provide solutions and services similar to ours. Currently, our primary online video competitors are DoubleClick and Atlas, a technology and service division of aQuantive. In March 2008, Google acquired

DoubleClick and in May 2007, Microsoft acquired aQuantive. DoubleClick and Atlas offer solutions and services similar to ours and compete directly with us. We expect that Google and Microsoft will use their substantial financial and engineering resources to expand the DoubleClick and Atlas businesses and increase their ability to compete with us.

        Google and Microsoft have significantly greater name recognition and greater financial, technical and marketing resources than we do. Microsoft also has a longer operating history and more established relationships with customers. In addition, we believe that both Google and Microsoft have a greater ability to attract and retain customers due to numerous competitive advantages, including their ability to offer and provide their marketing and advertising customers with a significantly broader range of related solutions and services than us. Google and Microsoft may also use their experience and resources to compete with us in a variety of ways, including through acquisitions of competitors or related businesses, research and development, and marketing for new customers more aggressively. Furthermore, Google or Microsoft could use campaign management solutions as a loss leader or may provide campaign management solutions or portions of such solutions without charge or below cost in order to encourage customers to use their other product offerings. If Google or Microsoft is successful in providing solutions or services that are better than ours, leverage platforms more effectively than ours or that are perceived by customers as being more cost-effective, we could experience a significant decline in our customer base and in their use of our solutions and services. Such a decline could have a material adverse effect on our business, financial condition and results of operations.

        In addition to Google and Microsoft, we face competition from other companies. Among our competitors are rich-media solutions companies (such as Pointroll, Eyewonder and Flashtalking) and ad serving companies (such as Zedo and CheckM8). In addition, we may experience competition from companies that provide web analytics or web intelligence. Other companies, such as Yahoo!, are also developing campaign management solutions. Our competitors may develop services that are equal or superior to our services or that achieve greater market acceptance than our services. Many of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than us.

        We believe that our ability to compete successfully depends on a number of factors, both within and outside of our control, including: (1) the price, quality and performance of our products and those of our competitors; (2) the timing and success of new product introductions; (3) the emergence of new technologies; (4) the number and nature of our competitors in a given market; (5) the protection of intellectual property rights; and (6) general market and economic conditions. In addition, the assertion of intellectual property rights by others factor into the ability to compete successfully. The competitive environment could result in price reductions that could result in lower profits and loss of our market share.

        While we offer products and services focused on the electronic distribution of media, we compete with dub and ship houses and production studios. Many dub and ship houses and production studios, such as Ascent Media, have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition. Production studios, advertising agencies and media buying firms also could deliver directly through entities with package delivery expertise such as Federal Express, United Parcel Service and the United States Postal Service.

        In addition, we compete with one or more satellite-based video distribution networks. We also anticipate that certain common and/or value-added telecommunications carriers and other companies, such as TeleAmerica may develop and deploy high bandwidth network services targeted at the advertising and broadcast industries.

        With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers, such as AT&T, Verizon and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Radio networks such as ABC Radio Networks or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

        Further, other companies may in the future focus significant resources on developing and marketing products and services that will compete with ours.

        In addition, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties and several of our competitors have combined or may combine in the future with larger companies with greater resources than ours. This growing trend of cooperative relationships and consolidation within our industry may create a great number of powerful and aggressive competitors that may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees and customers than we are able to. They may also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. Any increase in the level of competition from these, or any other competitors, is likely to result in price reductions, reduced margins, loss of market share and a potential decline in our revenues. We cannot assure you that we will be able to compete successfully with our existing or future competitors. If we fail to withstand competitive pressures and compete successfully, our business, financial condition and results of operations could be materially adversely affected.

We have a history of losses which must be considered in assessing our future prospects.

        2003 was the first year we reported net income after having been unprofitable since our inception. While we reported profit again in 2004, 2007 and 2008, we experienced a loss in 2005 and 2006. We could begin to generate net losses in the future, which could depress our stock price. Decreases in revenues could occur, which could impair our ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade our technologies and begin to commercialize products incorporating such technologies. We may not be successful in addressing any or all of these risks and may not be able to sustain profitability.

We may not be able to obtain additional financing to satisfy our future capital needs.

        We intend to continue making capital expenditures to market, develop, produce and deploy at no cost to our customer, the various equipment required by the customers to receive our services and to introduce additional services. In addition, we will need to make the investments necessary to maintain and improve our network. We also expect to expend capital to consummate any mergers and acquisitions that we undertake in the future. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. We cannot predict any of the factors affecting the revenues and costs of these activities with any degree of certainty. Accordingly, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions.

        Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain the necessary financing on acceptable terms may prevent us from deploying our products and services effectively, maintaining and improving our products and network and completing advantageous acquisitions. Our inability to obtain the necessary financing could seriously harm our business, financial condition, results of operations and prospects. Consequently, we could be required to:

  •
  significantly reduce or suspend certain of our operations;

  •
  seek an additional merger partner; or

  •
  sell additional securities on terms that are dilutive to our stockholders.

Our business is highly dependent upon radio and television advertising. If demand for, or margins from, our radio and television advertising delivery services decline, our business results will decline.

        We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition, results of operations and prospects:

  •
  competition from new advertising media;

  •
  new product introductions or price competition from competitors;

  •
  a shift in purchases by customers away from our premium services; and

  •
  a change in the technology used to deliver such services.

        Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, our business, financial condition, results of operations and prospects would be harmed.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

        Our business will depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of our control, including:

  •
  equipment failure;

  •
  interruption in services by telecommunications service providers; and

  •
  inability to maintain our installed base of audio and video units that will comprise our distribution network.

        Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, which would result in a decrease in our revenues or an increase in our expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that we will maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business.

Our business is highly dependent on electronic video advertising delivery service deployment.

        Our inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to our business objectives and deter future growth. We have made a substantial investment in upgrading and expanding our Irving NOC and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

        In addition, to more fully address the needs of video delivery customers we have developed a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. We believe that we will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently provide certain of such services to a portion of our customers through our facilities in New York, Los Angeles, San Francisco, Detroit and Chicago. However, we may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, we may not be able to provide competitive video distribution services in other U.S. markets because of the additional costs and expenses necessary to do so and because we may not be able to achieve adequate market acceptance among current and potential customers in those markets.

        While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content, such as HDTV content, reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals because they are highly dependent on the services provided by our telecommunication providers and the technological capabilities of both our customers and the destinations to which content is delivered. If our telecommunication providers are unable or unwilling to provide the services necessary at a rate we are willing to pay or if our customers and/or our delivery destinations do not have the technological capabilities necessary to send and/or receive video content, our goals of adequate network capacity and scalability could be jeopardized.

        In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing our ability to maintain profitability.

We rely on bandwidth providers and other third parties for key aspects of the process of providing products and services to our customers, and any failure or interruption in the services and products provided by these third parties could harm our ability to operate our business and damage our reputation.

        We rely on third-party vendors, including bandwidth providers. Any disruption in the network access services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology from third parties to facilitate aspects of our connectivity operations. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with users and adversely affect our business and could expose us to liabilities to third parties.

If we were no longer able to rely on our existing providers of transmissions services, our business and results of operations could be harmed.

        We obtain our local access transmission services and long distance telephone access through contracts with Sprint and Verizon, both of which expire in November 2010. The agreement with Sprint provides for reduced pricing on various services provided in exchange for minimum purchases of $0.4 million each year and the Verizon contract provides reduced pricing in exchange for minimum purchases of $0.3 million each year. The agreements provide for certain achievement credits once specified purchase levels are met. Any interruption in the supply or a change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing our operating results.

We face various risks associated with purchasing satellite capacity.

        As part of our strategy of providing transmittal of audio, video, data and other information using satellite technology, we periodically purchase satellite capacity from third parties owning satellite systems. Although our management attempts to match these expenditures against anticipated revenues from sales of products or services to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products or services may fall below expenditures for satellite capacity. In addition, purchases of satellite capacity require a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect our financial condition, cash flows and results of operations.

If the existing relationship with Clear Channel Satellite Services or Intelsat is terminated, or if either Clear Channel Satellite Services or Intelsat fails to perform as required under its agreement with us, our business could be interrupted.

        We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the AMC-9 and Galaxy 18 satellite systems. However, the Clear Channel or Galaxy 18 satellite systems may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. We have a non-exclusive agreement with Clear Channel that expires in June 2010 and Intelsat that expires in December 2013. The agreements provide for fixed pricing on dedicated bandwidth and give us access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel and Intelsat are required to meet performance specifications as outlined in the agreements, and we are given a credit allowance for future fees if Clear Channel or Intelsat do not meet these requirements. The agreements state that Clear Channel or Intelsat can terminate the agreement if we do not make timely payments or become insolvent.

Certain of our products depend on satellites; any satellite failure could result in interruptions of our service that could negatively impact our business and reputation.

        A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and their ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

        Certain of our products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of our service, negatively impacting our business. We attempt to mitigate this risk by having our customers procure their own agreements with satellite providers.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

        Our provision of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our Irving or Atlanta NOCs could result in lengthy interruptions in our service.

        We have experienced system failures in the past and may in the future. Any unscheduled interruption in our service puts a burden on our entire organization and may result in a loss of revenue. If we experience frequent or persistent system failures in our Irving or Atlanta NOC or web-based management systems, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

The market price of our common stock is likely to continue to be volatile.

        Some of the factors that may cause the market price of our common stock to fluctuate significantly include:

  •
  the addition or departure of key personnel;

  •
  variations in our quarterly operating results;

  •
  announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

  •
  changes in coverage and financial estimates by securities analysts;

  •
  changes in market valuations of networking, Internet and telecommunications companies;

  •
  fluctuations in stock market prices and trading volumes, particularly fluctuations of stock prices quoted on the Nasdaq Global Market; and

  •
  sale of a significant number of shares of our common stock by us or our significant holders.

Sales of substantial amounts of our common stock in the public market could harm the market price of our common stock.

        The sale of substantial amounts of our shares (including shares issuable upon exercise of outstanding options and warrants to purchase our common stock) may cause substantial fluctuations in the price of our common stock. Because investors would be more reluctant to purchase shares of our common stock following substantial sales, the sale of these shares also could impair our ability to raise capital through the sale of additional stock.

Our inability to enter into or develop strategic relationships in key market segments could harm our operating results.

        Our strategy depends in part on the development of strategic relationships with leading companies in key market segments, including media broadcasters and digital system providers. We may not be able to successfully form or enter into such relationships, which may jeopardize our ability to generate sales of our products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. Various factors could limit our ability to enter into or develop strategic relationships, including, but not limited to, our relatively short operating history, history of losses and the resources available to our competitors. Moreover, the terms of strategic alliances and joint ventures may vest control in a party other than us. Accordingly, the success of the strategic alliance or joint venture may depend upon the actions of that party and not us.

Our business may not grow if the Internet advertising market does not continue to develop or if we are unable to successfully implement our business model.

        An emerging part of our service offering is to generate revenue by providing interactive marketing solutions to advertisers, ad agencies and web publishers. The profit potential for this business model is unproven. For a portion of our business to be successful, Internet advertising will need to achieve increasing market acceptance by advertisers, ad agencies and web publishers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the Internet advertising industry in general.

        Intensive marketing and sales efforts are necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, our products and services. Advertisers could be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. Acceptance of our Internet advertising solutions will depend on the continued emergence of Internet commerce, communication, and advertising, and demand for our solutions. We cannot assure you that use of the Internet will continue to grow or that current uses of the Internet are sustainable.

Insiders have substantial control over us which could limit others' ability to influence the outcome of key transactions, including changes in control.

        As of December 31, 2008, our executive officers and directors and their respective affiliates owned approximately 18% of our common stock. As a result, these stockholders may be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if a change of control is in the best interest of all stockholders.

Our business may be harmed if we are not able to protect our intellectual property rights from third-party challenges or if the intellectual property we use infringes upon the proprietary rights of third parties.

        The steps taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        We cannot assure you that our intellectual property does not infringe on the proprietary rights of third parties. While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent our ability to operate our business.

We may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

        We recently acquired Enliven, the Vyvx advertising services business of Level 3 Communications, LLC, Pathfire, Point.360, GTN, and FastChannel Network Inc. Our business strategy might include the acquisition of additional complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

  •
  the difficulty of assimilating the operations and personnel of the acquired companies;

  •
  the potential disruption of our business;

  •
  the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology and rights into our product and service offerings;

  •
  difficulty maintaining uniform standards, controls, procedures and policies, with respect to accounting matters and otherwise;

  •
  the potential loss of key employees of acquired companies; and

  •
  the impairment of relationships with employees and customers as a result of changes in management and operational structure.

        We may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with our operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect our business and results of operation. We may dispose of any of our businesses or product lines in the event that we are unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in our strategic interests.

Failure to manage future growth could hinder the future success of our business.

        Our personnel, systems, procedures and controls may not be adequate to support our existing as well as future operations. We will need to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. We must also continue to further develop our products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade our core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

We depend on key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

        Our future success will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer, Neil Nguyen, President and Chief Operating Officer, and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on our business.

        Our future success will also depend upon our ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on our business.

Certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to our stockholders.

        We have a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of our stock because such acquirer would not have the ability to replace directors except as the term of each class expires. The directors are divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Our board of directors may issue, without stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

        Our certificate of incorporation includes a provision for the issuance of "blank check" preferred stock. This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock. The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

We depend upon a number of single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be harmed if those relationships were discontinued.

        We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. If a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, this would delay our deployment of audio and video units. We rely on our suppliers to manufacture components for use in our products. Some of our suppliers also sell products to our competitors and may in the future become our competitors, possibly entering into exclusive arrangements with our existing competitors. In addition, our suppliers may stop selling our products or components to us at commercially reasonable prices or completely stop selling our products or components to us. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign our products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we were able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future.

We determined that there were material weaknesses in our disclosure controls and procedures such that those controls and procedures were not effective as of December 31, 2007, December 31, 2006, and December 31, 2004. In the event a material weakness occurs again in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements.

        For the year ended December 31, 2007, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting related to certain deficiencies in the controls surrounding monitoring and oversight of accounting and financial reporting related to derivative instruments. For the year ended December 31, 2006, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for business combinations and stock compensation as of December 31, 2006. For the year ended December 31, 2004, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. In the event that these or any other material weakness occurs in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements, either of which could result in a decrease in our stock price.

Our software products may be wrongly labeled as spyware which might lead to its uninstallation causing a decrease in our revenues.

        Our software products, including the Viewpoint Toolbar and the Media Player, have been wrongly characterized as spyware by certain security software vendors. We monitor activity in this area and undertake efforts to educate vendors about the characteristics of our software, and thus far have been successful at getting the vast majority of these vendors to change their characterization of our Viewpoint Toolbar. Should we fail to persuade such vendors about the functionality of our Viewpoint Toolbar, or not learn about a false characterization on a timely basis, a substantial number of our Viewpoint Toolbars could be uninstalled leading to a decrease in our revenues and our business will be materially and adversely affected.

Our revenues will be impacted by seasonal fluctuations and decreases or delays in advertising spending due to general economic conditions.

        We believe that our revenues will be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year and direct marketers mail substantially more marketing materials in the third quarter of each year. Furthermore, Internet user traffic typically drops during the summer months, which reduces the number of advertisements to sell and deliver and searches performed. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue could be materially reduced by a decline in the economic prospects of advertisers, direct marketers or the economy in general, which could alter current or prospective advertisers' spending priorities or budget cycles or extend our sales cycle. In addition, any decreases in or delays in advertising spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues. Due to such risks, you should not rely on quarter-to-quarter comparisons of our results of operations as an indicator of our future results. Our staffing and other operating expenses are based in large part on anticipated revenues. It may be difficult for us to adjust our spending to compensate for any unexpected shortfall. If we are unable to reduce our spending following any such shortfall, our results of operations would be adversely affected.

We plan to expand operations in international markets in which we have limited experience, which could harm our business, operating results and financial condition.

        We opened a Unicast office in the United Kingdom in 2007 and plan to expand our product offering in the European and other international markets. We have only limited experience in marketing and operating our products and services in international markets, and we may not be able to successfully execute our business model in these markets. In other instances, we may rely on the efforts and abilities of foreign business partners in such markets.

        We believe that as the international markets in which we operate continue to grow, competition in these markets will intensify. Local companies may have a competitive advantage because of a greater understanding and focus on the local markets. In addition, certain international markets may be slower than domestic markets in adopting the Internet as an advertising and commerce medium and so our operations in international markets may not develop at a rate that supports our level of investment.

        Other risks of doing business internationally include the following:

  •
  difficulties in developing, managing and staffing foreign operations;

  •
  stringent local labor laws or regulations;

  •
  currency exchange rate fluctuations;

  •
  trade barriers and regulations;

  •
  difficulty enforcing contracts in foreign jurisdictions;

  •
  potentially adverse tax consequences;

  •
  import or export restrictions; and

  •
  difficulties in complying with local government regulation or local laws.

Consolidation in the industries in which we operate could lead to increased competition and loss of customers.

        The Internet industry (and online advertising in particular) has experienced substantial consolidation. We expect this consolidation to continue. This consolidation could adversely affect our business and results of operations in a number of ways, including the following:

  •
  our customers could acquire or be acquired by our competitors and terminate their relationship with us;

  •
  our customers could merge with each other, which could reduce our ability to negotiate favorable terms; and

  •
  competitors could improve their competitive position through strategic acquisitions.

Our ad campaign management and deployment solution may not be successful and may cause business disruption.

        Unicast Advertising Platform (UAP) is our proprietary ad deployment technology. We must, among other things, ensure that this technology will function efficiently at high volumes, interact properly with our database, offer the functionality demanded by our customers and assimilate our sales and reporting functions. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to deploy advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to advertisers, ad agencies, and web publishers and could result in contract terminations, fee rebates and make-goods, thereby reducing revenue. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of advertising deployed through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be materially and adversely affected.

Privacy concerns could lead to legislative and other limitations on our ability to collect usage data from Internet users, including limitations on our use of cookie or conversion tag technology and user profiling, which is crucial to our ability to provide our solutions and services to our customers.

        Our ability to conduct targeted advertising campaigns and compile data that we use to formulate campaign strategies for our customers depends on the use of "cookies" and "conversion tags" to track Internet users and their online behavior, which allows us to build anonymous user profiles and measure an advertising campaign's effectiveness. A cookie is a small file of information stored on a user's computer that allows us to recognize that user's browser when we serve advertisements. A conversion tag functions similarly to a banner advertisement, except that the conversion tag is not visible. Our conversion tags may be placed on specific pages of clients of our customers' or prospective customers' websites. Government authorities inside the United States concerned with the privacy of Internet users have suggested limiting or eliminating the use of cookies, conversion tags or user profiling. Bills aimed at regulating the collection and use of personal data from Internet users are currently pending in U.S. Congress and many state legislatures. Attempts to regulate spyware may be drafted in such a way as to include technology like cookies and conversion tags in the definition of spyware, thereby creating restrictions that could reduce our ability to use them. In addition, the Federal Trade Commission and the Department of Commerce have conducted hearings regarding user profiling, the collection of non-personally identifiable information and online privacy.

        Our foreign operations may also be adversely affected by regulatory action outside the United States. For example, the European Union has adopted a directive addressing data privacy that limits the collection, disclosure and use of information regarding European Internet users. In addition, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and conversion tags and also places restrictions on the sending of unsolicited communications. Each European Union member country was required to enact legislation to comply with the provisions of the electronic communications directive by October 31, 2003 (though not all have done so). Germany has also enacted additional laws limiting the use of user profiling, and other countries, both in and out of the European Union, may impose similar limitations.

        Internet users may also directly limit or eliminate the placement of cookies on their computers by using third-party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades may also result in limitations on the use of cookies or conversion tags. Technologies like the Platform for Privacy Preferences (P3P) Project may limit collection of cookie and conversion tag information. Individuals have also brought class action suits against companies related to the use of cookies and several companies, including companies in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information. We may be subject to such suits in the future, which could limit or eliminate our ability to collect such information.

        If our ability to use cookies or conversion tags or to build user profiles were substantially restricted due to the foregoing, or for any other reason, we would have to generate and use other technology or methods that allow the gathering of user profile data in order to provide our services to our customers. This change in technology or methods could require significant reengineering time and resources, and may not be complete in time to avoid negative consequences to our business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all. If the use of cookies and conversion tags are prohibited and we are not able to efficiently and cost effectively create new technology, our business, financial condition and results of operations would be materially adversely affected.

        In addition, any compromise of our security that results in the release of Internet users' and/or our customers' data could seriously limit the adoption of our solutions and services as well as harm our reputation and brand, expose us to liability and subject us to reporting obligations under various state laws, which could have an adverse effect on our business. The risk that these types of events could seriously harm our business is likely to increase as the amount of data we store for our customers on our servers (including personal information) and the number of countries where we operate has been increasing, and we may need to expend significant resources to protect against security breaches, which could have an adverse effect on our business, financial condition or results of operations.

If we fail to detect click-through fraud or other invalid clicks, we could lose the confidence of our advertisers, thereby causing our business to suffer.

        We are exposed to the risk of fraudulent clicks and other invalid clicks on advertisements delivered by us from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a web site for a reason other than to view the underlying content. These types of fraudulent activities could harm our business and our brand. If fraudulent clicks are not detected, the data that our solutions provide to our customers is inaccurate and the affected advertisers may lose confidence in our solutions to deliver a return on their investment. If advertisers become dissatisfied with our solutions, they may choose to do business with our competitors or reduce their Internet advertising spending, which would have a material adverse effect on our business, financial condition and results of operations.

Internet security poses risks to our entire business.

        The process of e-commerce aggregation by means of our hardware and software infrastructure involves the transmission and analysis of confidential and proprietary information of the advertiser, as well as our own confidential and proprietary information. The compromise of our security or misappropriation of proprietary information could have a material adverse effect on our business, prospects, financial condition and results of operations. We rely on encryption and authentication technology licensed from other companies to provide the security and authentication necessary to effect secure Internet transmission of confidential information, such as credit and other proprietary information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the technology used by us to protect client transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause material interruptions in our operations. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches. Our failure to prevent these security breaches may have a material adverse effect on our business, prospects, financial condition and results of operations.

 RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

        The following table presents our historical ratios of earnings to fixed charges and preferred dividends for the periods indicated (in thousands):

		Years ended December 31,
	Six Months Ended June 30, 2009
		2008	2007	2006	2005	2004
Ratio	2.1	2.9	5.7	1.8	0.2	3.8

        For the purpose of this computation, earnings are defined as income (loss) before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest on debt, the interest portion of capital lease obligations, the portion of rental expense that is representative of the interest factor that is deemed to be 25% of rent expense, and amortized debt issuance costs.

USE OF PROCEEDS

        We will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose. We expect to incur expenses in connection with this offering in the amount of approximately $300,000 for registration, legal, accounting and miscellaneous fees and expenses.

PLAN OF DISTRIBUTION

        We may sell shares of our common stock through underwriters, agents, dealers, or directly to one or more purchasers. We may distribute these securities from time to time in one or more transactions, including block transactions and transactions on The Nasdaq Global Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

        The prospectus supplement for the securities will describe that offering, including:

  •
  the identity of any underwriters, dealers or agents who purchase securities, as required;

  •
  the amount of securities sold, the public offering price and consideration paid, and the proceeds we will receive from that sale;

  •
  the place and time of delivery for the securities being sold;

  •
  whether or not the securities will trade on any securities exchanges or The Nasdaq Global Market;

  •
  the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters' compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  •
  any other material terms of the distribution of securities.

 Use of Underwriters, Agents and Dealers

        We may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell these securities to or through dealers. Alternatively, we may sell the securities in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

        We may also sell the securities offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us, or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from securities offered with this prospectus.

        The underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

        We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

        A description of our common and preferred stock has been incorporated by reference to our proxy statement included in our registration statement on Form S-4/A, as filed with the Commission on August 18, 2008.

EXPERTS

        The consolidated financial statements and schedule of DG FastChannel, Inc. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008 have been incorporated by reference herein in reliance upon the reports of Ernst & Young LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows and schedule of DG FastChannel, Inc. and subsidiaries (f/k/a Digital Generation Systems, Inc.) for the year ended December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed on for us by Gardere Wynne Sewell LLP.

WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 100 F. Street, N.E. Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

 DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 10, 2009;

  •
  our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009;

  •
  our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the SEC on August 7, 2009;

  •
  our current reports on Form 8-K (other than any disclosure furnished, but not filed, pursuant to Item 2.02 or Item 7.01 of Form 8-K) filed on January 8, February 12, March 25, April 29, May 7, May 8, June 3, July 9, August 6, and September 3, 2009;

  •
  the description of our common shares contained in the Registration Statement on Form 8-A filed with the SEC on January 26, 1996, including any amendment or report filed for the purposes of updating such description; and

  •
  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act (a) after the filing date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before all of the shares registered under the registration statement are sold.

        You may request a copy of these filings, at no cost, by writing or telephoning us at DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, Attention: Corporate Secretary, (972) 581-2000.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where offers are not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$6,696
Printing and engraving expenses	100,000
Accounting fees and expenses	85,000
Legal fees and expenses	100,000
Miscellaneous fees and expenses, including travel	10,000

$301,696

ITEM 15.    Indemnification of Directors and Officers.

        The Registrant's Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

        Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL"), every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

        The Registrant's Certificate of Incorporation contains provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the DGCL.

ITEM 16.    Exhibits

5.1	Opinion of Gardere Wynne Sewell LLP
12.1	Statement Regarding Computation of Ratios
23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)

ITEM 17.    Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

            (A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            (B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

        (6)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this the 14th day of October, 2009.

DG FastChannel, Inc.
By:	/s/ SCOTT K. GINSBURG Scott K. Ginsburg, Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott K. Ginsburg and Omar A. Choucair, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and additional registration statements relating to the same offering, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 14th day of October, 2009.

Name	Title	Date

/s/ SCOTT K. GINSBURG Scott K. Ginsburg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 14, 2009
/s/ OMAR A. CHOUCAIR Omar A. Choucair	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 14, 2009
/s/ DAVID M. KANTOR David M. Kantor	Director	October 14, 2009
/s/ LISA GALLAGHER Lisa Gallagher	Director	October 14, 2009
/s/ KEVIN C. HOWE Kevin C. Howe	Director	October 14, 2009
/s/ ANTHONY J. LEVECCHIO Anthony J. LeVecchio	Director	October 14, 2009
/s/ WILLIAM DONNER William Donner	Director	October 14, 2009

 INDEX TO EXHIBITS

5.1	Opinion of Gardere Wynne Sewell LLP
12.1	Statement Regarding Computation of Ratios
23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)

QuickLinks

ABOUT THIS PROSPECTUS
TABLE OF CONTENTS
PROSPECTUS SUMMARY
  The Company
  The Securities We May Offer
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
  Use of Underwriters, Agents and Dealers
  Indemnification and Contribution
DESCRIPTION OF SECURITIES TO BE REGISTERED
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. Other Expenses of Issuance and Distribution.
  ITEM 15. Indemnification of Directors and Officers.
  ITEM 16. Exhibits
  ITEM 17. Undertakings
SIGNATURES
  INDEX TO EXHIBITS